FOR IMMEDIATE RELEASE

NEWS RELEASE

CanAlaska to Undertake Uranium Exploration with

Fond du Lac First Nation

Vancouver, Canada, November 29th, 2006 - CanAlaska Uranium Ltd. (CVV - TSX.V) (the

"Company") is pleased to announce that it has entered into an option agreement with the Fond Du Lac Denesuline First Nation to undertake uranium exploration on its reserve lands. The Fond Du Lac lands are located on the northern rim of the Athabasca Basin in Saskatchewan, Canada and covers 38,458 hectares (95,030 acres).

The region is known to host several uranium occurrences, including the Fond Du Lac uranium deposit, which was delineated by Eldorado Nuclear in the 1970's and hosts an historical reserve estimate (non 43-101 compliant) of 1 million pounds U3O8 at a grade of 0.25% U3O8.

Under the terms of the option agreement, the Company may earn a 49% interest in the mineral resources contained on the reserve lands by expending a minimum of Cdn$2 million in exploration expenditures over a 4 year period. In addition, CanAlaska commits to issue to Fond Du Lac Denesuline First Nation up to 300,000 common shares and to make cash payments of up to Cdn$130,000.  Upon CanAlaska fulfilling its obligations under the option agreement, it shall form a joint venture in which it will hold a 49% ownership interest.  The agreement contains provisions for the participation of 3rd parties should mineable uranium resources be defined.

The Fond Du Lac lands are located along the northern edge of the Athabasca basin, in immediate proximity to existing CanAlaska claims. The Grease River fault zone, a major structural feature of the Athabasca Basin, cuts through three of the reserves.  Exploration in the 1960's and 1970's by Amok Ltd and Eldorado Nuclear resulted in the discovery of extensive near-surface uranium mineralization in the sandstone close to, or over, the Grease River fault.  Although relatively minor as a uranium resource, this mineralisation is an indication of the prospectiveness of the area. High grade uranium showings are also present on one of the other reserves.

The Fond Du Lac lands are an excellent target for modern uranium exploration methods and the application of the new deposit concepts developed by modern research such as the EXTECH IV programme.

CanAlaska has signed a contract with Geotech Ltd to perform a VTEM survey over the reserve lands and some of its adjacent claims. This survey is scheduled to be carried out in November 2006.

CanAlaska Uranium Ltd. News Release

November 29, 2006

Peter Dasler, President and CEO of CanAlaska states, "This agreement represents an important milestone for CanAlaska in its exploration efforts in the Athabasca Basin. We are most pleased to work hand-in-hand with First Nations communities towards the potential realization of an extremely valuable resource. Not only are we excited with regards to the immediate exploration prospects, we are also very pleased to involve the local community in our activities and to be able to create new opportunities for employment.”

Chief Victor Fern, Chief of the Fond du Lac Band and principal representative of the Fond du Lac Denesuline First Nation, a community of approximately 1,750 members of the 5,000 Denesuline within the area, states: “We very much look forward to working with CanAlaska in exploring our lands.  This is the first time our First Nation has entered into a partnership with an exploration company for the purpose of developing the mineral potential of our lands. The opportunity enables us to participate in the growth of the uranium exploration industry and to develop the economic potential of both our human and mineral resources.  CanAlaska’s experience and significant presence in the Athabasca Basin is indeed a testament to their abilities and commitment.”

About CanAlaska Uranium Ltd. - www.canalaska.com

CanAlaska Uranium  (CVV - TSX.V, CVVUF - OTCBB, DH7 - Frankfurt) is undertaking uranium exploration in eighteen 100%-owned and one optioned uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres (9,360 square km). In 2005, CanAlaska expended over Cdn$5 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets. Initial drilling from the West McArthur project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition. An aggressive $6.5 million exploration program for 2006 is continuing.

Investor Contact: Emil Fung Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free: 1.800.667.1870 (N. America) info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P. Geo.,

President & CEO

CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

CanAlaska Uranium Ltd. News Release

November 29, 2006

Res. # 229
CanAlaska
CanAlaska
Cameco
Res. # 227
Fond du Lac
Res. # 228
Res. # 233
CanAlaska
Res. # 231
Res. # 232
0
5
10
15
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Kilometers
CanAlaska Claims
Res. Fond du Lac Land
Other Dispositions
Exclusions

ATHABASCA BASIN

Fond du Lac
ATHABASCA
BASIN
SASKATCHEWAN

Fond du Lac Project

November 2006

NAD 83, UTM Zone 13

Map Drafted by Brian King.
CanAlaska Uranium Ltd. 2006.

CanAlaska Uranium Ltd.

CVV - TSX.V CVVUF - OTCBB DH7 - Frankfurt

CanAlaska Uranium Ltd. News Release

November 29, 2006